Information furnished to the Securities and Exchange Commission on October 5, 2001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Issuer

|X|	REPORT PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|_|	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________

Commission file number 333-6200

INTERTEK TESTING SERVICES LIMITED
(Exact name of Registrant as specified in its charter)

ENGLAND
(Jurisdiction of incorporation or organization)

25 SAVILE ROW, LONDON, W1S 2ES, ENGLAND
(011) 44-20-7396-3400
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F |X|           Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes |_|           No |X|

Schedule of Information contained in this report

Intertek Testing Services Limited press release dated October 5, 2001

PRESS RELEASE

INTERTEK TESTING SERVICES ENVIRONMENTAL LABORATORIES INC.
SETTLES LITIGATION WITH THE DEPARTMENT OF JUSTICE

RICHARDSON, TEXAS, OCTOBER 5, 2001 — Intertek Testing Services Environmental Laboratories Inc. (Environmental), a subsidiary of Intertek Testing Services Limited (ITS) that is no longer operational, today announced that it has reached a settlement with the U.S. Department of Justice, fully resolving all criminal litigation. The settlement relates to tests conducted between 1994 and 1997 by former Environmental employees in a facility in Richardson, Texas. Some of the testing procedures were found to be irregular by ITS’ own quality control and in January 1998 were promptly reported to the Environmental Protection Agency (EPA). Most important, extensive review of the data provided to customers has shown that it poses no risk of harm to human health or the environment.

Under the terms of the settlement, which have been approved by a federal judge, Environmental pleaded guilty to a conspiracy. As part of the guilty plea, Environmental will pay a fine of $4.5 million within 60 days and has agreed to pay $1.5 million in each of the next three years to the U.S. Government, for a total of $9 million. Thirteen former employees of the Richardson laboratory were previously indicted in connection with these events; the Environmental company is responsible for their criminal acts even though such acts were reported by the company and not committed with its knowledge or permission.

“We have been working closely with the United States Government to resolve this matter,” said Richard Nelson, ITS’ Chief Executive Officer. “Since uncovering the irregularities, we have also reviewed and improved our compliance and quality assurance programs and today, they are rigorous and industry leading. Our customers can be confident that our tests are accurate and conducted to the highest standards.”

“Moreover, while we have stated before that the conduct of the individuals who carried out the irregularities was unacceptable, we also note that ITS has been able to establish there was no risk of damage from the improper procedures. To date, after nearly four years of investigation, the EPA has found no sites where the data has led to health or environmental risks.”

An exceptional charge of $9 million will be provided for in ITS’ financial statements of 2001 under “discontinued operations.” ITS will be pursuing possible rights of recovery against Inchcape plc from whom ITS acquired Environmental in November 1996.

ITS is no longer in the environmental testing business. The laboratory where the irregularities occurred was closed in 1998 and the four other laboratories in the Environmental subsidiary were sold or closed in the same year.

ITS is a leading global testing, inspection and certification company based in London, England.

Bill Spencer Chief Financial Officer Tel No: +44 20 7396 3400	Richard Nelson Chief Executive Officer Tel No: +44 20 7396 3400

October 5, 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

INTERTEK TESTING SERVICES LIMITED
(Registrant)

By:	/s/ WILLIAM SPENCER

	Name:	William Spencer
	Title:	Director
	Date:	October 5, 2001